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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TDC A/S (Name of Subject Company (Issuer))

Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) IV L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited
(Names of Filing Persons (Offerors))
Ordinary Shares, nominal value DKK5 each (Title of Class of Securities)
ISIN DK0010253335 (ISIN Number of Class of Securities)
Amercian Depositary Shares (representing ordinary shares), (Title of Class of Securities)
87236N102 (CUSIP Number of Class of Securities)
Lawrence Guffey Nordic Telephone Company ApS c/o The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL United Kingdom +44 (0) 20 7451 4000	Richard Wilson Nordic Telephone Company ApS c/o Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT United Kingdom +44 (0) 20 7572 6300	Kurt Björklund Nordic Telephone Company ApS c/o Permira Advisers KB Birger Jarlsgatan 12 SE-114 34 Stockholm Sweden +46 (0) 8 503 122 00
Oliver Haarmann Nordic Telephone Company ApS c/o Kohlberg Kravis Roberts & Co. L.P. Stirling Square 7 Carlton Gardens London SW1Y 5AD United Kingdom +44 (0) 20 7839 9800	Copy to: Michael Wolfson, Esq. Simpson Thacher & Bartlett LLP Citypoint One Ropemaker Street London EC2Y 9HU United Kingdom +44 (0) 20 7275 6500	Gustavo Schwed Nordic Telephone Company ApS c/o Providence Equity Partners Limited 78 Brook Street London W1K 5EF United Kingdom +44 (0) 20 7514 8800
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$11,990,398,360	$1,282,973.00

*
Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 198,375,177 shares of TDC A/S of DKK5 each, at a purchase price of DKK382 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 30, 2005 of $1=DKK6.3200.

**
The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to .010700% of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by Nordic Telephone Company ApS, a private limited liability company (the "Bidder"), to purchase all of shares of DKK5 each ("TDC Shares"), and American Depositary Shares ("TDC ADSs"), each representing one-half of one TDC Share, of TDC A/S, a Danish public limited company organized under the laws of Denmark, at a purchase price of DKK382 per share and the U.S. dollar equivalent of DKK191 per ADS in cash (in each case without interest and subject to adjustment as described in the Offer Document). The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Tender Offer") are described in the Offer Document, published 2 December 2005 (the "Offer Document"), a copy of which is attached hereto as Exhibit (a)(1)(A), and, where applicable, the related Form of Acceptance (included in the Offer Document) and Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B).

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the section of the Offer Document entitled "Summary of the Tender Offer" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a)   The subject company subject to the Offer is TDC A/S, a Danish public limited company organized under the laws of Denmark. Its principal executive office is located at Nørregade 21, DK-0900 Copenhagen C, Denmark and its telephone number is +45 3343 77 77.

        (b)   This Statement relates to the offer to purchase all of the TDC Shares and TDC ADSs by the Bidder for DKK382 per TDC Share and the dollar equivalent of DKK191 per TDC ADS in cash, in each case without interest and subject to adjustment as described in the Offer Document and, where applicable, in the related Form of Acceptance and Letter of Transmittal. As of the date of the Offer Document, the nominal share capital of TDC is DKK991,875,885, divided into 198,375,177 TDC Shares.

        (c)    The information concerning the principal markets in which the TDC Shares and TDC ADSs are traded and certain high and low sales prices for the TDC Shares and TDC ADSs in such principal markets is set forth in the sections of the Offer Document entitled "TDC Shareholder Information" and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

        (a), (b), and (c)    The information set forth in the section of the Offer Document entitled "Description of the Bidder and acquisition entities" and in Schedule I to the Offer Document is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)(1)(i)-(viii), (x), (xii)    The information set forth in the section of the Offer Document entitled "Terms, conditions and acceptance procedure for the Tender Offer" is incorporated herein by reference.

        (a)(1)(ix), (xi)    Not applicable.

        (a)(2)    Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a), (b)    The information set forth in the sections of the Offer Document entitled "Background to and reasons for the Tender Offer and prospects for TDC," "Recommendation from the Board of Directors of TDC" and "Description of the Bidder and acquisition entities" is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

        (a), (c) (1) through (7)    The information set forth in the sections of the Offer Document entitled "Background to and reasons for the Tender Offer and prospects for TDC" and "Terms, conditions and acceptance procedure for the Tender Offer—Additional Measures" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b), (d)    The information set forth in the section of the Offer Document entitled "Terms, conditions and acceptance procedure for the Tender Offer—Financing" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a), (b)    The information set forth in the section of the Offer Document entitled, "Description of the Bidder and acquisition entities" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information set forth in the sections of the Offer Document entitled "Terms, conditions and acceptance procedure for the Tender Offer—Joint Financial Advisors," "—Dealer Manager" and "—Settlement Agents and Other Agents" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        (a), (b)    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        (a)(1)    The information set forth in the sections of the Offer Document entitled "Background to and reasons for the Tender Offer and prospects for TDC," "Recommendation from the Board of Directors of TDC" and "Description of the Bidder and acquisition entities—Interest of the Bidder in TDC and Bidder's Agreements with TDC" is incorporated herein by reference.

        (a)(2) and (a)(3)    The information set forth in the sections of the Offer Document entitled "Antitrust and Other Administrative Proceedings" and "Description of Requested SEC Relief" is incorporated herein by reference.

        (a)(4)    The information set forth in the section of the Offer Document entitled "Terms, conditions and acceptance procedure for the Tender Offer—Rights of TDC Shareholders as a Result of the Transaction" is incorporated herein by reference.

        (a)(5)    None.

        (b)    The information set forth in the Offer Document is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer Document, published 2 December 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Summary advertisement, published 2 December 2005 in the Wall Street Journal.
(a)(1)(E)	Mandatory Advertisement, to be published 3 December 2005 in the Berlingske Tidende.
(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for shares held through The Depository Trust Company booking system.
(a)(1)(H)	Letter to Holders of TDC ADSs from the Bidder, dated 2 December 2005, for inclusion in mailing of offer materials to ADS Holders.
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)	Press Release of the Bidder, dated 2 December 2005.
(a)(5)(B)	Press Release of the Bidder, dated 30 November 2005, incorporated by reference to Exhibit 99.1 of the pre-commencement Schedule TO filed by the Offerors on 30 November 2005.
(a)(5)(C)	Bidder's website screens.
(b)(1)	Senior Facilities Agreement, between, amongst others, Nordic Telephone Company Holding ApS and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as original lenders, dated 30 November 2005.
(b)(2)	Bridge Facility Agreement, between, amongst others, Nordic Telephone Company Holding ApS and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as original lenders, dated 30 November 2005.
(b)(3)	PIK Facility Agreement, between, amongst others, Nordic Telephone Company Finance ApS, Deutsche Bank AG, London Branch as PIK Facility Agent, Deutsche Bank AG, London Branch and Credit Suisse First Boston International, as arrangers and Barclays Capital, the investment banking division of Barclays PLC, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as managers, underwriters and original lenders, dated 30 November 2005.
(d)	Announcement Agreement, between TDC, the Bidder, Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited Holding ApS, dated 30 November 2005.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2 December 2005

NORDIC TELEPHONE COMPANY APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director
NORDIC TELEPHONE COMPANY INVESTMENT APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarman	By: /s/ Kurt Björklund

Name: Oliver Haarman Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director

Blackstone NSS Communications Partners (Cayman) L.P.
By Blackstone Communications Management Associates (Cayman) L.P., its general partner
By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Capital Partners (Cayman) IV L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Communications Management Associates (Cayman) L.P. By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Management Associates (Cayman) IV L.P. By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone FI Communications Associates (Cayman) Ltd.
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone LR Associates (Cayman) IV Ltd.
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person

Signed by
for and on behalf of
KKR Millennium Fund (Overseas), Limited Partnership
By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner
By: KKR Millennium Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR European Fund II, Limited Partnership By: KKR Associates Europe II, Limited Partnership, its general partner By: KKR Europe II Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Associates Millennium (Overseas), Limited Partnership By: KKR Millennium Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Millennium Limited
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Europe II Limited
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory

Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alistair Boyle
Permira Europe III G.P. L.P. as	) Alternate Director
general partner of Permira Europe III L.P. 1)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alistair Boyle
Permira Europe III G.P. L.P. as	) Alternate Director
general partner of Permira Europe III L.P. 2)
Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alternate Director
Permira Europe III G.P. L.P.	)
Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira Europe III G.P. Limited	) Alternate Director

Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as	) Alistair Boyle
general partner of Permira Europe II L.P. 1,	) Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as	) Alistair Boyle
general partner of Permira Europe II L.P. 2	) Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P.	) Alistair Boyle
acting by its general partner	) Alternate Director
Permira (Europe) Limited	)
Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira (Europe) Limited	) Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.
By:	Providence Equity Offshore GP V L.P., the General Partner
	By:	Providence Equity Partners (Cayman) V Ltd., its general partner
By: /s/ Jonathan Lowe

Name: Jonathan Lowe Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P.
By:	Providence Equity Offshore GP IV L.P., the General Partner
	By:	Providence Equity Partners (Cayman) IV Ltd., its general partner
By: /s/ Jonathan Lowe

Name: Jonathan Lowe Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE GP V L.P.
By:	Providence Equity Partners (Cayman) V Ltd., its general partner
By: /s/ Jonathan Lowe

Name: Jonathan Lowe Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE GP IV L.P.
By:	Providence Equity Partners (Cayman) IV Ltd., its general partner
By: /s/ Jonathan Lowe

Name: Jonathan Lowe Title: Authorized Signatory
PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.
By: /s/ Jonathan Lowe

Name: Jonathan Lowe Title: Authorized Signatory
PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.
By: /s/ Jonathan Lowe

Name: Jonathan Lowe Title: Authorized Signatory

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.
By /s/ Adrian Beecroft

Name: Adrian Beecroft Title: Authorized Person
For and on behalf of Apax Europe VI-GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P.
By /s/ Denise Fallaize

Name: Denise Fallaize Title: Authorized Person
For and on behalf of Apax Europe VI GP, Co. Ltd.
By /s/ Denise Fallaize

Name: Denise Fallaize Title: Authorized Person
For and on behalf of Apax Partners Europe Managers Ltd.
By /s/ Adrian Beecroft

Name: Adrian Beecroft Title: Authorized Person

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer Document, published 2 December 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Summary advertisement, published 2 December 2005 in the Wall Street Journal.
(a)(1)(E)	Mandatory Advertisement, to be published 3 December 2005 in the Berlingske Tidende.
(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for shares held through The Depository Trust Company booking system.
(a)(1)(H)	Letter to Holders of TDC ADSs from the Bidder, dated 2 December 2005, for inclusion in mailing of offer materials to ADS Holders.
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)	Press Release of the Bidder, dated 2 December 2005.
(a)(5)(B)	Press Release of the Bidder, dated 30 November 2005, incorporated by reference to Exhibit 99.1 of the pre-commencement Schedule TO filed by the Offerors on 30 November 2005.
(a)(5)(C)	Bidder's website screens.
(b)(1)	Senior Facilities Agreement, between, amongst others, Nordic Telephone Company Holding ApS, and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as original lenders, dated 30 November 2005.
(b)(2)	Bridge Facility Agreement, between, amongst others, Nordic Telephone Company Holding ApS and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as original lenders, dated 30 November 2005.
(b)(3)	PIK Facility Agreement, between, amongst others, Nordic Telephone Company Finance ApS, Deutsche Bank AG, London Branch as PIK Facility Agent, Deutsche Bank AG, London Branch and Credit Suisse First Boston International, as arrangers and Barclays Capital, the investment banking division of Barclays PLC, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as managers, underwriters and original lenders, dated 30 November 2005.
(d)	Announcement Agreement, between TDC, the Bidder, Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited Holding ApS, dated 30 November 2005.
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURES
EXHIBIT INDEX